Exhibit 99.1

“TeamREE,

Whenever someone asks us what the magic is behind REE our answer is always the same: it is our people, the very talented and extraordinary people that work together as a team to create something no one thought possible. The level of your commitment and devotion to our goal and to each other is second to none.

Over the past few weeks, we have been working very hard on our 2023 budget, one that we believe will allow REE to be more focused and more competitive around our business strategy as we move towards commercialization of our P7 platforms and the first deliveries of test vehicles to our customers. While looking at the short to mid-term horizon we see stormy market conditions and it is our duty to adapt and prepare ourselves accordingly to optimize our resources. Therefore, when considering the company’s strategy, operational needs and goals, we have realized certain adjustments are required, including adjustments that would streamline the agility of our processes. Those would unfortunately result in having to separate from some of our dear and valued team members.

With teams in different countries with different notice periods, employment laws, etc. This process may look different across regions, but regardless of geography, we are committed to taking care of those who are leaving. From career guidance to networking opportunities, we commit to doing our very best to make this process professional, smooth, and supportive for every employee leaving. Wherever you land next will be lucky to have your talents. Knowing each one of you personally, we want you to know we deeply appreciate your contribution; it’s what makes us who we are today and who we will become in the future. Thank you for being a part of our story.

To those of you who will continue on this journey with us, we have a lot to do. We are in an incredibly important phase on our path to make this a better, more sustainable planet Powered by REE. We have secured our first test vehicle orders and our customers and partners are counting on us to deliver the vehicles that they need to drive their business forward. We believe our 2023 budget will enable us to bring our technology to market. You all have an important role to play on the path to seeing Powered by REE vehicles on your streets.  We have demonstrated our commitment and discipline and we will continue do so. I recognize that you have all put your hearts and souls into REE and it is paramount we continue doing this as a strong team. I cannot stress enough that our success depends on you. We trust you and our customers and the market trust us. Together, we can and will deliver.

Yours,

Daniel and Ahishay”